                                                                       Exhibit 3


        GLOBAL-TECH APPLIANCES FILES FORM 20-F AND REPORTS IMPROVED FIRST QUARTER PROFITABILITY; MAINTAINS STRONG CASH POSITION AND PUSHES
                    AHEAD ON THE DEVELOPMENT OF OLED DISPLAYS

Hong Kong, October 15, 2002 -- Global-Tech Appliances Inc. (NYSE: GAI) today announced that it filed its Annual Report on Form 20-F for the fiscal year ended March 31, 2002, including its audited financial statements, with the Securities and Exchange Commission. The Company also announced improved earnings for the first quarter of fiscal 2003 ended June 30, 2002.

Net sales for the first quarter of fiscal 2003 were $21.6 million, compared to $23.3 million for the first quarter of fiscal 2002. Net income rose 4.1% to $2.2 million, or $0.18 per share, compared to $2.1 million, or $0.17 per share, for the corresponding period in fiscal 2002. Results for the first quarter of fiscal 2003 included a $0.7 million net loss on $0.3 million of net sales incurred by the Company's subsidiary, Lite Array, whereas its impact in the first quarter of fiscal 2002 was immaterial to net sales or net income.

John C.K. Sham, President and Chief Executive Officer, said: "Our decision to exit some lower-margin businesses at the end of fiscal 2001 has enabled the Company to improve its overall profitability as we shifted our concentration to manufacturing more complex products. Gross profit margins in the first quarter of fiscal 2003 reached 28% and operating profit margins were approximately 10% as a result of recently-achieved efficiencies and cost control measures implemented throughout our operations, compared to 22% and 6%, respectively, in the corresponding period in fiscal 2002."

Mr. Sham continued, "As announced earlier, the Company has begun to concentrate Lite Array's research and development efforts on organic light emitting diode, or OLED, flat-panel display technology. Concurrently, because expectations for Lite Array's thin film electroluminescent, or TFEL, display business were not attained as planned, the Company is making plans to dispose of, or liquidate, Lite Array's TFEL business, including the TFEL joint venture production facility in Jiangmen, China. We do not believe that any such disposition or liquidation will have a material affect on our business, results of operations or financial condition. Until such time as our OLED flat-panel displays are in full-scale production, we expect to incur approximately $0.5 million of R&D costs per quarter for Lite Array. Additionally, we are continuing to focus our R&D efforts towards the research and development of the heat engine technology we recently acquired in order to incorporate such technology in new products or product categories."

Mr. Sham concluded, "Despite the ongoing challenges in the world economy, the Company has managed successfully to secure new customers for floor care products. We are, however, experiencing a slowdown in orders for kitchen appliances and other products prompted by the economic downturn, which is expected to affect our overall net sales for the balance of fiscal 2003. We remain optimistic, however, that the Company's operations will continue to be profitable. More importantly, with our strong balance sheet, and particularly a cash and short-term investments position as of June 30, 2002 of approximately $58.6 million, or $4.83 per share, we are confident that the Company is well positioned to continue executing its long-term diversification strategy of developing technology-oriented products, which we believe will be essential to the Company's future growth and success."

Additionally, the Company announced that its unaudited financial results for fiscal 2002 released on July 8, 2002 have now been audited and, as discussed above, have been filed with the SEC along with its Form

20-F for fiscal 2002. When the unaudited results were announced, the Company had not finalized the independent appraisal of the fair value of the net assets of Lite Array at its acquisition or completed the impairment analysis required to assess recoverability of goodwill because the Company was in the process of replacing Arthur Andersen & Co. in Hong Kong with PricewaterhouseCoopers in Hong Kong as its auditors.

As a result of certain analyses mentioned above, which were completed subsequent to our July 8, 2002 preliminary announcement, certain necessary reclassifications were made to the previously unaudited financial statements. The impairment of goodwill arising from the acquisition of Lite Array is now presented as a charge against operating income instead of a cumulative effect of a change in accounting policy. The write down of certain fixed assets of Lite Array in its manufacturing joint venture is now reflected as a loss in a joint venture. The net loss for the year remains nearly unchanged at approximately $3.0 million, or $0.25 per share.

Global-Tech is a designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Eureka(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R), and West Bend(R).

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED INCOME STATEMENT
    (Amounts expressed in thousands of United States dollars, except for per share data)

                                                                Three Months Ended
                                                                    June 30,
                                                            ---------------------------
                                                               2002            2001
                                                            ---------------------------
                                                            (Unaudited)     (unaudited)
 Net Sales                                                  $    21,641     $    23,278

 Cost of goods sold                                             (15,539)        (18,235)
                                                            ---------------------------

 Gross profit                                                     6,102           5,043

 Selling, general and administrative expenses                    (3,869)         (3,630)

 Share of losses in joint venture                                  (158)            (54)
                                                            ---------------------------

 Operating income                                                 2,075           1,359

 Other income, net                                                  294             819
                                                            ---------------------------

 Income before income taxes                                       2,369           2,178

 Provision for income taxes                                        (213)           (111)
                                                            ---------------------------

 Income before minority interests                                 2,156           2,067

 Minority interests                                                   -               4
                                                            ---------------------------

 Net income                                                 $     2,156     $     2,071
                                                            ===========================

 Net income per common share                                $      0.18     $      0.17
                                                            ===========================

 Weighted average number of shares outstanding                   12,140          12,138
                                                            ===========================

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (Amounts expressed in United States dollars)

                                                                               June 30, 2002       March 31, 2002
                                                                             ------------------------------------
                                                                                (Unaudited)          (audited)
                                                                                         (in thousands)
                                     ASSETS

Current assets:
       Cash and cash equivalents                                             $        49,773       $       48,589
       Short-term investments                                                          8,814                8,678
       Accounts receivable, net                                                       13,399               12,318
       Deposits, prepayments & other assets                                            2,239                2,158
       Inventories, net                                                                9,341                9,646
                                                                             ------------------------------------
             Total current assets                                                     83,566               81,389

Property, plant and equipment                                                         34,152               34,198
Land use rights                                                                        1,989                2,002
Intangible assets                                                                      4,430                4,603
Promissory note receivable                                                               736                  775
Loan to a director                                                                       306                  306
                                                                             ------------------------------------
             Total assets                                                    $       125,179       $      123,273
                                                                             ====================================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
       Short-term bank borrowings                                            $            77       $           76
       Current portion of long-term bank loans                                           828                  715
       Accounts payable                                                                7,466                6,238
       Amount due to a director                                                            -                  180
       Fees payable for license                                                        1,000                1,800
       Fees payable for land use rights                                                  275                  275
       Salaries and allowances payable                                                   712                  541
       Advance payments from customers                                                   276                   43
       Accrued expenses                                                                1,667                1,961
       Interest in joint venture                                                         175                  246
       Income tax provision                                                            3,360                4,384
                                                                             ------------------------------------
             Total current liabilities                                                15,836               16,459
Long-term bank loans                                                                     641                  272
Deferred tax liabilities, net                                                             43                   43
                                                                             ------------------------------------
             Total liabilities                                                        16,520               16,774
                                                                             ------------------------------------

Shareholders' equity:
       Preferred stock, par value $0.01; 1,000,000 shares authorized,
           no shares issued                                                                -                    -
       Common stock, par value $0.01; 50,000,000 shares authorized;
           12,830,000 shares issued as of June 30, 2002 and March 31,
           2002                                                                          128                  128
       Additional paid-in capital                                                     81,753               81,753
       Retained earnings                                                              31,571               29,415
       Accumulated other comprehensive deficit                                          (193)                (197)
       Less: Treasury stock, at cost, 689,147 shares as of June 30, 2002
                     and March 31, 2002                                               (4,600)              (4,600)
                                                                             ------------------------------------
             Total shareholders' equity                                              108,659              106,499
                                                                             ------------------------------------
             Total liabilities and shareholders' equity                      $       125,179       $      123,273
                                                                             ====================================